Filed Pursuant to Rule 433
Registration Statement No. 333-261476

CAPPED NOTES WITH ABSOLUTE RETURN BUFFER (Capped Notes)

Capped Notes With Absolute Return Buffer Linked to an International Equity Index Basket
Issuer	The Bank of Nova Scotia (BNS)
Principal Amount	$10.00 per unit
Term	Approximately two years
Market Measure
An international equity index basket comprised of the EURO STOXX 50® Index (Bloomberg symbol: “SX5E”), the FTSE® 100 Index (Bloomberg symbol: “UKX”), the Nikkei Stock Average Index (Bloomberg symbol: “NKY”), the Swiss Market Index® (Bloomberg symbol: “SMI”), the S&P/ASX 200 Index (Bloomberg symbol: “AS51”) and the FTSE® China 50 Index (Bloomberg symbol: “XIN0I”) (each, a “Basket Component”). The EURO STOXX 50® Index will be given an initial weight of 40.00%, each of the FTSE® 100 Index and the Nikkei Stock Average Index will be given an initial weight of 20.00%, each of the Swiss Market Index® and the S&P/ASX 200 Index will be given an initial weight of 7.50% and the FTSE® China 50 Index will be given an initial weight of 5.00%.

Payout Profile at Maturity
•          1-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value
•          A positive return equal to the absolute value of the percentage decline in the level of the Market Measure only if the Market Measure does not decline by more than [18.00% to 24.00%] (e.g., if the negative return of the Market Measure is -10%, you will receive a positive return of +10%)
•          1-to-1 downside exposure to decreases in the Market Measure beyond an [18.00% to 24.00%] decline, with up to [82.00% to 76.00%] of your principal at risk

Threshold Value	[82.00% to 76.00%] of the Starting Value of the Market Measure, to be determined on the pricing date
Capped Value	$12.00 per unit, representing a return of 20.00% over the principal amount
Investment Considerations
This investment is designed for investors who anticipate that the Market Measure will either increase moderately over the term of the notes or decrease to a value which is not below the Threshold Value, and are willing to take downside risk below the Threshold Value and forgo interim interest payments.

Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/9631/000114036122043471/brhc10044448_fwp.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•
Payments on the notes are subject to the credit risk of BNS, and actual or perceived changes in the creditworthiness of BNS are expected to affect the value of the notes. If BNS becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

•
Any positive return on the notes is limited, and your potential for a positive return on the notes based on the appreciation of the Market Measure is limited to the return represented by the Capped Value and may be less than that of a comparable investment directly in the stocks included in the Basket Components.

•
Your potential for a positive return on the notes based on the depreciation of the Market Measure is limited and may be less than that of a comparable investment that takes a short position directly in the Basket Components (or the stocks included in the Basket Components). The absolute value return feature applies only if the Ending Value is less than the Starting Value but greater than or equal to the Threshold Value. Because the Threshold Value is [82.00% to 76.00%] of the Starting Value, any positive return due to the depreciation of the Market Measure is limited to [18.00% to 24.00%] (the actual Threshold Value, and by extension, the cap on the positive return due to the depreciation of the Market Measure, will be determined on the pricing date). Any decline in the Ending Value from the Starting Value by more than [18.00% to 24.00%] will result in a loss, rather than a positive return, on the notes. In contrast, for example, a short position in the Basket Components (or the stocks included in the Basket Components) would allow you to receive the full benefit of any decrease in the level of the Basket Components (or the stocks included in the Basket Components).

•	Changes in the level of one of the Basket Components may be offset by changes in the levels of the other Basket Components.
•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•
You will have no rights of a holder of the securities included in the Basket Components or of a holder with a short position directly in the Basket Components (or of the securities included in the Basket Components), and you will not be entitled to receive securities or dividends or other distributions by the issuers of the securities included in the Basket Components.

•
Your return on the notes may be affected by factors affecting the international securities markets, specifically changes in the countries represented by the Basket Components. In addition, you will not obtain the benefit of any increase in the value of the currencies in which the securities in the Basket Components trade against the U.S. dollar which you would have received if you had owned the securities in the Basket Components during the term of your notes, although the value of the Basket may be adversely affected by general exchange rate movements in the market.

•	Recent executive orders could adversely affect your investment in the notes.
Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)).  The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$2.10	-79.00%
-50.00%	$7.10	-29.00%
-35.00%	$8.60	-14.00%
-25.00%	$9.60	-4.00%
-21.00%(1)	$12.10	21.00%
20.00%	$12.00	20.00%
-10.00%	$11.00	10.00%
-5.00%	$10.50	5.00%
-3.00%	$10.30	3.00%
0.00%	$10.00	0.00%
2.00%	$10.20	2.00%
5.00%	$10.50	5.00%
10.00%	$11.00	10.00%
20.00%	$12.00(3)	20.00%
30.00%	$12.00	20.00%
40.00%	$12.00	20.00%
50.00%	$12.00	20.00%
60.00%	$12.00	20.00%
(1)	This hypothetical percentage change corresponds to the hypothetical Threshold Value.
(2)	Any positive return based on the appreciation of the Market Measure cannot exceed the return represented by the Capped Value.

The Bank of Nova Scotia (“BNS”) has filed a registration statement (which includes a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BNS has filed with the SEC for more complete information about BNS and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. BNS’s Central Index Key, or CIK, on the SEC website is 9631. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. BNS faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.